UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34084

POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico

Savings and Investment Plan

Financial Statements and

Supplemental Schedule

December 31, 2011 and 2010

Popular, Inc. Puerto Rico Savings and Investment Plan

Financial Statements and Supplemental Schedule

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Popular, Inc. Puerto Rico Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is a supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 28, 2012

Popular, Inc. Puerto Rico Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments
Plan interest in Master Trust net assets	$56,062,292	$58,280,301
Investments, at fair value	87,752,954	138,042,734

Total investments	143,815,246	196,323,035

Receivables
Participant contributions	399,797	102,987
Notes receivable from participants	689,061	949,994
Dividends and interest	3,731	—
Receivable for investments sold	143,074	240

Total receivables	1,235,663	1,053,221

Cash and cash equivalents	22,045,488	2,990,791

Total assets	$167,096,397	$200,367,047

Liabilities
Accrued expenses	75,200	67,300
Payable for investments purchased	39,703	—

Total liabilities	114,903	67,300

Net assets available for benefits	$166,981,494	$200,299,747

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Additions to assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(33,943,681)
Allocated share of Master Trust investment income	2,037,299
Interest and dividends	1,312,797

Total investment loss	(30,593,585)

Interest income on notes receivable from participants	30,972

Contributions
Employer	3,501
Participants	10,847,351
Rollovers from other qualified plans	1,744,108

Total contributions	12,594,960

Total net decrease	(17,967,653)

Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	15,277,275
Administrative expenses	73,325

Total deductions	15,350,600

Net decrease	(33,318,253)
Net assets available for benefits
Beginning of year	200,299,747

End of year	$166,981,494

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1.	Description of Plan

The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of the Corporation and its affiliates (the “Companies”), who have one month of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was established for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable income tax laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to invest in mutual funds, a master trust, and common stock of the Corporation. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Amendments

The following plan amendments/ resolutions were adopted in 2011:

On August 19, 2011, the Board of Directors approved to recognize immediate eligibility and full vesting on employer contributions to employees hired as a result of the Assets Purchase Agreement between Wells Fargo Advisor LLC and Popular Securities.

Effective July 1, 2011 the auto enrollment pre tax contribution was increased from 2% to 4%.

On September 16, 2011, the Board of Directors approved to extend the auto enrollment feature to part time employees.

Master Trust

The Banco Popular de Puerto Rico Balanced Managed Fund (the “Master Trust”) serves as a funding vehicle for certain commingled assets of the Plan and the Banco Popular de Puerto Rico Retirement Plan (the “BPPR Retirement Plan”), Retirement Restoration Plan and EVERTEC Savings and Investment Plan. Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the BPPR Retirement Plan in a Master Trust. Neither plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets. The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust.

Contributions

At December 31, 2011, Plan participants could authorize the Companies to make pre-tax deductions ranging from 1% to 70% and after-tax payroll deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant’s pre-tax contributions exceed the 1165 (e) established legal limit ($10,000 for 2011 and $9,000 for 2010). Employees are automatically enrolled in the Plan at the pre-tax contribution rate of 4% of annual compensation and may change their contribution rate at any time.

The Companies matched up to 100% of the first 3% of total cash compensation contributed on a pre-tax basis, plus 50% of the next 2% contributed pre-tax. If pre-tax contributions exceeded the legal limit, the excess pre-tax contributions were recharacterized as “after-tax” and were eligible for company match up to the maximum possible match of 4% of compensation. Matching

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

contributions were invested pursuant to each participant’s investment directions for elective deferrals. On March 20, 2009 all matching contributions were suspended.

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine. There were no profit sharing contributions for the year 2011 and 2010.

Participant Accounts

Each participant account is credited with its contribution and allocation of: (a) its own Company matching and profit sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies’ matching and discretionary profit sharing contributions plus actual earnings thereon is based on years of service. These contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
Less than 1	0
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan from after-tax contributions, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his/ her pre-tax contributions. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, recurring benefit payments, shares of Popular, Inc. common stock, if applicable, or a combination of elections. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Notes Receivable from Participants

The Plan does not allow participants to take loans from their accounts. However, during 2006 the Plan was amended to allow active participants to take a one-time loan from the Plan collateralized by their account balances for the payment of the 5% tax on their Savings Plan account balance and Banco Popular de Puerto Rico Retirement Plan accrued benefits as provided by Act 87 of May 13, 2006. Subsequent to December 31, 2006, the Plan does not allow participants to take loans.

As of December 31, 2011, notes receivable from participants amounted to $689,061, which is the unpaid principal balance of the loans issued during 2006, plus any accrued but unpaid interest.

Plan Expenses and Administration

The Plan is administered by the Popular, Inc. Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary of the Plan for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Contributions are held and managed by Banco Popular de Puerto Rico as trustee and recordkeeper of the Plan. Unless otherwise paid by the Companies, expenses of the Plan are borne by the Plan.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts can be used to pay administrative expenses or, at the Companies’ discretion, redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Companies, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant’s account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.

During 2011, the Companies’ used forfeitures of $73,325 to pay administrative expenses.

Also during 2011, the Companies used forfeitures amounting $3,501 as additional contribution from employer.

Forfeited non-vested accounts amounted to $215,218 and $255,118 at December 31, 2011 and 2010, respectively.

Non-Participant Directed Investments

At December 31, 2011, there were no non-participant directed investments in the Plan.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-04, “Fair Value Measurements and Disclosures (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”). ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. Specifically, the guidance indicates that the concepts of highest and best use and valuation premise in a fair value measurement are only relevant when measuring the fair value of nonfinancial assets whereas they are not relevant when measuring the fair value of financial assets and liabilities. Required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used and a narrative description of the valuation processes in place will be required. ASU 2011-04 is effective for annual periods beginning after December 15, 2011 and is to be applied prospectively. Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

Note 2.	Summary of Significant Accounting Policies

The more significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.’s common stock is presented at the market price. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on the trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined.

The Plan’s investment in the Master Trust is stated at fair value. Purchases and sales of securities are recorded on the trade date basis.

The net appreciation of the investment in the Master Trust is included as part of the allocated share of Master Trust investment income in the Statement of Changes in Net Assets Available for Benefits. This includes the realized gains or (losses) and the unrealized appreciation (depreciation) on the Master Trust’s assets. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined. Refer to Note 10.

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurements date. The standard describes three levels of inputs that may be used to measure fair value which are: (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Refer to Note 4 to these financial statements for the ASC 820 disclosures required as of December 31, 2011 and 2010.

Cash and Cash Equivalents

Cash and cash equivalents consist of all demand deposits and balances invested in short-term highly liquid investments with original maturities of 90 days or less. Cash and cash equivalents includes revenue sharing dollars accumulated over the last years that the Corporation will use primarily to pay for Plan expenses as permitted by ERISA. Cash and cash equivalents are valued at amortized cost, which approximates fair value.

Contributions

Employee and employer matching contributions are recorded in the period in which the Companies make the payroll deductions.

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Rollovers

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

Payment of benefits

Benefits are recorded when paid.

Note 3.	Plan investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s net assets at December 31:

	2011		2010
	# of shares	Value	# of shares	Value
Master Trust	304,008	$56,062,292	327,509	$58,280,301

Mutual funds
Federated Government Obligations Fund	**	**	22,148,130	$22,148,130
Lord Abbett Value Opportunities	619,484	$9,478,120	*	*

Common stock
Popular, Inc.	19,642,009	$27,302,393	18,183,824	$57,097,209

Other
BPPR Bank Deposit Open Account	21,316,989	$21,316,989	***	***

*	Investment did not exceed 5% or more of the Plan’s assets at December 31, 2010.
**	Investment was not available at December 31, 2011.
***	Investment was not available at December 31, 2010.

BPPR Bank Deposit Open Account (“BDOA”) is reclassified to cash and cash equivalents as prescribed by GAAP. For ERISA purposes, this BDOA is considered an investment.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year, and excluding the Master Trust) depreciated in value as follows:

Popular, Inc. common stock	$(32,061,445)
Mutual funds	(1,882,236)

$(33,943,681)

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 4.	Fair Value Measurements

The Plan measures fair value as required by ASC 820, “Fair Value Measurements and Disclosures” which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Cash & Cash Equivalents: The carrying amount of cash and cash equivalents are reasonable estimates of the fair value due to its short term maturity.

Equity securities: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.

Mutual Funds: Investments in mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. These securities are classified as Level 2. Investments in mutual funds generally may be redeemed daily.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s net assets at fair value as of December 31, 2011 and December 31, 2010. The following tables do not include the Plan’s interest in the Master Trust because that information is presented in a separate table (See Note 10).

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Popular, Inc. Common Stock	$27,302,393	$—	$—	$27,302,393

Investments in Mutual Funds:
Fixed Income Funds		25,855,190		25,855,190
Equity Funds		34,595,371		34,595,371

Total assets, excluding Plan interest in Master Trust, at fair value	$27,302,393	$60,450,561	$—	$87,752,954

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Popular, Inc. Common Stock	$57,097,209	$—	$—	$57,097,209

Investments in Mutual Funds:
Money Market Funds		22,148,130		22,148,130
Fixed Income Funds		26,148,364		26,148,364
Equity Funds		32,649,031		32,649,031

Total assets, excluding Plan interest in Master Trust, at fair value	$57,097,209	$80,945,525	$—	$138,042,734

There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2010 and 2011. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2010 and 2011.

Note 5.	Plan Termination

Although they have not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 6.	Tax Status

The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter dated April 16, 2010, with effective date June 1, 2008, indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan has been amended since June 1, 2008. The Plan Administrator, based on the Plan’s tax counsel’s advice, however, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The plan administrator believes there are no tax positions and has concluded that as of December 31, 2011 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2011, the years 2007 and thereafter remain subject to examination; however, there are currently no audits for any tax periods in progress.

Note 7.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Note 8.	Related-Party Transactions

At December 31, 2011 and 2010, the Plan held 19,642,009 and 18,183,824 common shares of Popular, Inc., with a quoted market value of $27,302,393 and $57,097,209, respectively. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

As of December 31, 2011 and 2010, the Plan held 304,008 and 327,509 shares of Master Trust Fund, with a market value of $56,062,292 and $58,280,301, respectively. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

The Plan held a bank deposit open account of $21,316,989 with Banco Popular de Puerto Rico as of December 31, 2011. The Plan held a time deposit open account with Banco Popular de Puerto Rico ($728,499 in 2011 and $2,990,791 in 2010).

Included in the Plan assets are notes receivable from participants. At December 31, 2011 and 2010 notes receivable from participants amounted to $689,061 and $949,994, respectively. For the year ended December 31, 2011 interest income related to notes receivable from participants amounted to $30,972. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

Banco Popular de Puerto Rico, one of the Companies covered by the Plan, is acting as Trustee and Recordkeeper for the Plan. Fees paid by the Plan Sponsor for the investment management services amounted to approximately $320,012 for the year ended December 31, 2011.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

	2010	2011
Net assets available for benefits per the financial statements	$200,299,747	$166,981,494
Less: Amounts allocated to withdrawing participants	(2,890,774)	(111,136)

Net assets available for benefits per the Form 5500	$197,408,973	$166,870,358

The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2011 to Form 5500:

Benefits paid to participants per the financial statements	$15,277,275
Add: Amounts allocated to withdrawing participants at December 31, 2011	111,136
Less: Amounts allocated to withdrawing participants at December 31, 2010	(2,890,774)

Benefits paid to participants per Form 5500	$12,497,637

For purposes of Form 5500, interest-bearing cash equivalents are classified as Plan investments. The amount of interest-bearing cash equivalent classified as investment on the Form 5500 was $22,045,488 and $2,990,791 as of December 31, 2011 and 2010, respectively.

Note 10.	Investment in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan, as discussed on Note 1. Each participating retirement plan has an undivided interest in the Master Trust.

Investments in the Master Trust are managed by the Trust Division of the Bank and by several investment managers. Investment securities are held in safekeeping by another commercial bank and by the Trust Department of the Bank. The assets of the Master Trust are held by Banco Popular de Puerto Rico (the “Trustee”).

The portion of Master Trust assets allocable to each plan is based upon the participants’ account balances within each plan.

At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Master Trust was approximately 8.88% and 11.34%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Investments held in the Master Trust as of December 31, 2011 and 2010 are as follows:

	2011	2010
Obligations of the U.S. Government and its agencies	$182,891,556	$50,416,655
Commodity fund	14,568,118	17,409,418
Corporate bonds and debentures	44,462,919	47,262,715
Equity securities	240,284,477	227,561,333
Foreign equity fund	59,699,292	65,491,164
Foreign index fund	24,675,846	—
Index Funds – Equity	39,640,013	2,390,758
Index Funds – Fixed income	2,395,558	2,283,529
Mortgage backed securities	10,570,324	72,959,270
Cash and cash equivalents	10,489,719	25,925,777
Private equity investment	792,399	835,706
Receivable for securities sold	1,337,100	839,065
Accrued investment income	1,573,988	1,654,833

	633,381,309	515,030,223
Less: Accrued Expenses	(253,852)	(410,001)
Due to broker for securities purchased	(1,604,261)	(471,028)
Redemptions payable	(103,371)	—

Net assets in Master Trust	$631,419,825	$514,149,194

Investment income in the Master Trust for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Net appreciation (depreciation) in fair value of investments:
Obligations of the U.S. Government and its agencies	$24,644,068	$869,355
Commodity fund	(5,908,854)	1,918,903
Corporate bonds and debentures	28,029	1,915,984
Equity securities	(2,110,493)	29,105,841
Foreign equity fund	(5,791,872)	6,215,839
Foreign index fund	(4,493,733)	—
Index Funds – Equity	(732,215)	386,932
Index Funds – Fixed income	112,029	145,099
Mortgage backed securities	875,290	859,766
Private equity investment	43,307	(58,183)

Net appreciation in fair value of investments	6,665,556	41,359,536
Dividend income	9,208,653	5,973,792
Interest income	8,417,809	7,297,454
Less: Investment expenses	(1,165,370)	(1,203,323)
Administrative expenses	(176,272)	(131,874)

Net investment income	$22,950,376	$53,295,585

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Following is a description of the Master Trust’s valuation methodologies used for investments measured at fair value:

Equity securities: Equity securities with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1.

Index Funds – Equity: Investments in index funds – equity with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Index Funds – Fixed Income, Foreign Equity Funds and Commodity Funds: These investments are valued at the net asset value (NAV) of shares held by the Plan at year end. These securities are classified as Level 2. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Obligations of U.S. Government and its agencies: The fair value of Obligations of U.S. Government and its agencies is based on an active exchange market and is based on quoted market prices for similar securities. These securities are classified as Level 2. U.S. agency structured notes are priced based on a bond’s theoretical value from similar bonds defined by credit quality and market sector and for which the fair value incorporates an option adjusted spread in deriving their fair value. These securities are classified as Level 2.

Mortgage backed securities: Certain agency mortgage backed securities (“MBS”) and other asset backed securities (“ABS”) are priced based on a bond’s theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS and other ABS are classified as Level 2.

Corporate bonds and debentures: The fair value of corporate bonds and debentures is obtained from third party pricing service providers that use a pricing methodology based on an active exchange market and based on quoted market prices for similar securities. These securities are classified as Level 2.

Private equity investment: The private equity investment is valued using unobservable inputs and is classified as Level 3. The fair market value of the private equity interests has been determined using Net Asset Value (NAV) provided by the General Partner and used for expedience purposes. At December 31, 2011 and 2010, the Plan had unfunded commitments of $131,858 outstanding. The Master Trust’s investment in the private equity investment is not redeemable at any point in time.

The closing prices reported in the active markets in which the securities are traded are used to value the investments in the Master Trust. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2011 and 2010:

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

	Investments in Securities
	Level 1	Level 2	Level 3	Balance 12/31/2011
Obligations of the U.S. Government and its agencies	$—	$182,891,556	$—	$182,891,556
Commodity fund	—	14,568,118	—	14,568,118
Corporate bonds and debentures	—	44,462,919	—	44,462,919
Equity securities	240,284,477	—	—	240,284,477
Foreign equity fund	—	59,699,292	—	59,699,292
Foreign index fund	—	24,675,846		24,675,846
Index Funds – Equity	39,640,013	—	—	39,640,013
Index Fund – Fixed income	—	2,395,558	—	2,395,558
Mortgage backed securities	—	10,570,324	—	10,570,324
Private equity investment	—	—	792,399	792,399

Total	$279,924,490	$339,263,613	$792,399	$619,980,502

	Level 1	Level 2	Level 3	Balance 12/31/2010
Obligations of the U.S. Government and its agencies	$—	$50,416,655	$	$50,416,655
Commodity Fund	—	17,409,418		17,409,418
Corporate bonds and debentures	—	47,262,715		47,262,715
Equity securities	227,561,333	—		227,561,333
Foreign equity fund	—	65,491,164		65,491,164
Index Fund – Equity	2,390,758	—		2,390,758
Index Fund – Fixed income	—	2,283,529		2,283,529
Mortgage backed securities	—	72,959,270		72,959,270
Private equity investment	—	—	835,706	835,706

Total	$229,952,091	$255,822,751	$835,706	$486,610,548

The following table presents the changes in Level 3 investments measured at fair value for the year ended December 31, 2011:

	Balance as of January 1, 2011	Change in Unrealized Gain (Loss) relating to instruments still held at the reporting date (1)	Balance as of December 31, 2011
Private Equity Investment	$835,706	$(43,307)	$792,399

(1)	Included in “Allocated share of Master Trust investment income” in the Statement of Changes in Net Assets Available for Benefits.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2010 and 2011. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2010 and 2011.

Note 11.	Transfers

On October 1, 2010, Popular, Inc. entered into an agreement with Apollo Management L. P. to sell 51% ownership interest in EVERTEC, Inc. Related to the transaction the majority of participant’s accounts in the Plan were transferred to the EVERTEC Savings and Investment Plan. The total amount transferred was $40,529,606 and occurred in December 17, 2010. This transfer did not apply to those employees, that as of October 1, 2010, were eligible to retire from Popular. These employees elected one of the different payment options available under the Plan.

Note 12.	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued. The Plan has determined that the event below occurring in this period requires disclosure in the accompanying financial statements.

The Popular Balanced Managed Fund was substituted by the Manning & Nappier Pro-Blend Extended Term Fund on May 4, 2012 as an investment option for participants. Notice was sent to all participants affected in this transaction.

Popular, Inc. Puerto Rico Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets December 31, 2011	Supplemental Schedule Exhibit I

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost		(e) Current Value
*	Popular Balanced Managed Fund	Master Trust Fund 304,008 shares	*	*	$56,062,292

	American Funds Amcap R5	Mutual Fund 96,433 shares	*	*	1,824,528
	Eaton Vance Large Cap Value A Fund	Mutual Fund 7 shares	*	*	124
	Lord Abbett Value Opportunities I Fund	Mutual Fund 619,484 shares	*	*	9,478,120
	MFS Value R4 Fund	Mutual Fund 181,932 shares	*	*	4,071,660
	MFS Research International A Fund	Mutual Fund 274,372 shares	*	*	3,654,642
	Principal Lifetime 2030 A Fund	Mutual Fund 347,581 shares	*	*	3,858,152
	Principal Lifetime 2040 A Fund	Mutual Fund 266,008 shares	*	*	2,928,750
	Principal Lifetime 2050 A Fund	Mutual Fund 204,745 shares	*	*	2,188,725
	Prudential Jennison Small Company A Fund	Mutual Fund 25,445 shares	*	*	506,359
	Royce Premier Invmt Fund	Mutual Fund 2 shares	*	*	38
	Vanguard 500 Index Investor Fund	Mutual Fund 52,533 shares	*	*	6,083,342
	Vanguard Mid Capitalization Index Inv Fund	Mutual Fund 47 shares	*	*	931
	Franklin US Government Secs Adv Fund	Mutual Fund 93,449 shares	*	*	650,408
	Pimco Total Return Admin Fund	Mutual Fund 485,704 shares	*	*	5,279,607
	Principal Lifetime 2010 A Fund	Mutual Fund 600,820 shares	*	*	6,663,095
	Principal Lifetime Strategic Inc A Fund	Mutual Fund 515,464 shares	*	*	5,530,939
	Principal Lifetime 2020 A Fund	Mutual Fund 682,360 shares	*	*	7,731,141

	Total Mutual Funds		*	*	60,450,561

*	BPPR Bank Deposit Open Account	Time Deposit Variable	*	*	21,316,989
*	BPPR Time Deposit Open Account	Time Deposit Variable	*	*	728,499

	Total				22,045,488

*	Popular, Inc.	Common Stock 19,642,009 shares	*	*	27,302,393

*	Participant loans	Participant loans with maturities ranging from 01/01/2012 to 12/31/2016 and interest rate of 5%	*	*	689,061

					$166,549,795

*	Party in-interest.
**	Cost is not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. PUERTO RICO SAVINGS & INVESTMENT PLAN
(Registrant)

Date: June 28, 2012	By: /s/ Eduardo J. Negrón
Eduardo J. Negrón Chairperson Popular, Inc. Benefits Committee (Plan Administrator)